FPA FUNDS TRUST

RESULTS OF SPECIAL MEETING

Following is a list of matters voted upon and the results of those votes cast at the special meeting of shareholders held May 1, 2006:

1. With respect to the election of six directors by shareholders:

Votes For Votes
Withheld
Willard H. Altman, Jr.
26,967,948
366,937
Alfred E. Osborne, Jr.
26,993,914
340,972
A. Robert Pisano
26,971,909
362,977
Patrick B. Purcell
26,981,185
353,701
Steven Romick
26,990,083
344,803
Lawrence J. Sheehan
26,971,557
363,329

2. With respect to a new Investment Advisory Agreement with Resolute, LLC, to take effect on or about October 1, 2006, a total of 19,793,606 shares voted for, 369,057 shares voted against, and 370,371 shares abstained.